EXHIBIT 99.1

REPORT OF RYDER SCOTT COMPANY, L.P.

Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, Minnesota 55391

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Northern Oil and Gas, Inc. as of December 31, 2009.  The subject properties are located in the States of Montana and North Dakota.  The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The proved net reserves attributable to the properties that we evaluated account for 100 percent to the total proved net liquid hydrocarbon and total net gas reserves.  The results of our third party study, completed on February 23, 2010, are presented herein.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The results of this study are summarized below.

SEC PARAMETERS
Estimated Net Reserves and Income Data*
Certain Leasehold Interests of
Northern Oil and Gas, Inc.
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved*
Net Remaining Reserves
Oil/Condensate – Barrels	1,647,031	600,687	3,567,862	5,815,579
Plant Products – Barrels	0	0	0	0
Gas – MMCF	513	214	1,034	1,761

Income Data M$
Future Gross Revenue	$79,213	$28,985	$171,258	$279,456
Deductions	22,341	9,858	92,108	124,308
Future Net Income (FNI)	$56,872	$19,126	$79,150	$155,149

Discounted FNI @ 10%	37,785	$12,795	$37,233	$87,812

*From Landmark Graphics Corporation’s “ARIES”.

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. The various producing status categories are defined under the tab "Reserve Definitions" in this report.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package Aries for Windows, a copyrighted program of Landmark Graphics.  The program was used solely at the request of Northern Oil and Gas, Inc.  Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized.  Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding.  The rounding differences are not material.

The future gross revenue is after the deduction of production taxes.  The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs.  The future net income is before the deduction of state and federal income taxes and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.  Liquid hydrocarbon reserves account for approximately 98 percent and gas reserves account for 2 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.  Future net income was discounted at four other discount rates which were also compounded monthly.  These results are shown in summary form as follows.

Discounted Future Net Income
As of December 31, 2009
Discount Rate Percent	Total Proved M$
5	$112,930
15	$71,353
20	$59,793
25	$51,253

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins.  The definitions of proved reserves are included under the tab “Petroleum Reserves Definitions” in this report.  The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

Estimates of Reserves

The reserves for the properties included herein were estimated by performance methods or analogy.  In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis which utilized extrapolations of historical production data.  Reserves attributable to non-producing and undeveloped reserves included herein were estimated by analogy.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Northern Oil and Gas, Inc. has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by Northern Oil and Gas, Inc. with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, production taxes,  recompletion and development costs,  product prices based on the SEC regulations, geological maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Northern Oil and Gas, Inc.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production.  Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Northern Oil and Gas, Inc.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by Northern Oil and Gas, Inc. and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Northern Oil and Gas, Inc. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage was significant.  The estimates of the zero net abandonment costs furnished by Northern Oil and Gas, Inc. were accepted without independent verification.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.  Northern Oil and Gas, Inc. has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Current costs used by Northern Oil and Gas, Inc. were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to Northern Oil and Gas, Inc..  Neither we nor any of any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use and sole benefit of Northern Oil and Gas, Inc. and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

  Very truly yours,

  RYDER SCOTT COMPANY, L.P.
                                                                                                         TBPE Firm Registration No. F-1580

                      /s/ Richard J. Marshall

                      Richard J. Marshall P.E.
                      Vice President

Approved:

/s/ James L. Baird

James L. Baird, P.E.
Senior Vice President